INTEGRAL TECHNOLOGIES, INC.
2605 Eastside Park Road, Suite 1
Evansville, Indiana 47715

March 11, 2016
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Geoff Cruzek – Senior Attorney
Caleb French – Law Clerk

Re:	Integral Technologies, Inc.
Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2015
Filed September 29, 2015
Forms 10-Q For the Fiscal Quarters Ended
September 30, 2015 and December 31, 2015
Form 8-K dated November 18, 2015
File No. 000-28353

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated February 26, 2016 (the "Comment Letter") relating to Amendment No. 1 to the Form 10-K for the Fiscal Year ended June 30, 2015 (the “Form 10-K”), the Form 10-Q for the fiscal quarters ended September 30, 2015 and December 31, 2015 (collectively, the “Form 10-Qs”) and the Form 8-K dated November 18, 2015 (the “Form 8-K” and collectively with the Form 10-K and Form 10-Qs, the “Reports”) of Integral Technologies, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.

Form 10-K for Fiscal Year Ended June 30, 2015

Item 1. Business, page 3

Summary of Agreements, page 7

1.	We note the numerous agreements and “relationships” mentioned under Item 1 of this filing. Please revise future filings to describe in specific, concrete terms, the nature of the relationships, including the terms of any material agreements and the nature and extent of each party’s obligations. For example, it is unclear what the “recently formed relationships” require of each party, such as the nature and extent of any “collaboration,” and whether an actual, written agreement governs those obligations. Please also revise future filings to disclose what specifically has been accomplished to date pursuant to these agreements and “relationships” and what remains to be achieved, including any material obstacles that are known to exist. Ensure your disclosure distinguishes actual accomplishments from aspirations and goals.

Response
The Company acknowledges the Staff’s comment and advises the Staff that it will revise future filings to describe in specific, concrete terms, the nature of the relationships, including the terms of any material agreements and the nature and extent of each party’s obligations, as well as disclose what specifically has been accomplished to date pursuant to these agreements and “relationships” and what remains to be achieved, including any material obstacles that are known to exist.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 19

Liquidity and Capital Resources, page 23

2.	We note that you estimate that you “will require $3.0 million of additional financing” to continue your operations through the end of your fiscal year. We also note the same disclosure on page 4 of your Forms 10-Q for the periods ended September 30, 2015 and December 31, 2015. Please revise future filings to clarify how and why your capital needs have not changed since the completion of your last fiscal year, despite your disclosures and public statements regarding the developments of your business, particularly with respect to the agreements and relationships with third parties. If those needs have changed materially, please describe. Further, in addition to disclosing a dollar value of financing that you require, please also clarify in future filings the purposes to which you will put that financing.

Response
The Company acknowledges the Staff’s comment and advises the Staff that the Company requires $3.0M annually to fund is operating and capital expenditures.  The Company has funded this requirement through a combination of debt and equity proceeds, and expects to continue to fund the Company as required.  As the Company has reached agreements with third parties that include service or licensing fees, these agreements are disclosed.  Until such time as the Company launches material product-based manufacturing operations, we believe our funding need will remain approximately $3M annually, and we will disclose promptly any changes to that estimate.  The Company undertakes to update its disclosure in future filings of any changes in the Company’s capital needs as well as any update to the dollar value and purpose of any financing the Company may require in the future.

Form 10-Q for Fiscal Quarter Ended December 31, 2015

Item 2. Management’s Discussion and Analysis and Plan of Operations, page 1

3.	You disclose here and in your Form 10-Q for the period ended September 30, 2015 the receipt of the “largest . . . order in the Company’s history.” You also disclose “[d]uring this fiscal quarter, the Company began manufacturing production quantities for delivery . . . during the second fiscal quarter.” Please revise future filings to discuss the amount produced and delivered during the quarter to satisfy the order to which you refer and how such amount affected your results of operation. Please also discuss how much of the order remains to be fulfilled.

Response
The Company acknowledges the Staff’s comment and advises the Staff that it undertakes to update its disclosure in future filings to discuss the amount produced and delivered during the quarter to satisfy any order(s), how such amount affected our results of operation and how much of any order(s) remains to be fulfilled.

Form 8-K dated November 16, 2015

4.	We note the “agreement in principle” referenced here and expectation that the transactions would occur “in the next couple of weeks.” It appears from your subsequent filings that such agreement has not yet been executed. Please revise applicable future filings to disclose the status of the agreement mentioned in this Form 8-K and the reasons for the delay in executing the final agreement. Please also provide us with a copy of the “agreement in principle” referenced in your Form 8-K.

Response
The Company acknowledges the Staff’s comment and advises the Staff that the Company has been working with the other party for months on working out the business terms of a proposed relationship between the parties.  On or about November 13, 2015, the Company and the business people at the third party came to an oral understanding of the terms of the proposed agreement between the parties, subject to execution definitive documentation.  Since this time, the execution of definitive documentation has been delayed as a result of such definitive documentation not reflecting the business terms which the parties agreed upon. The Company is working with the business and legal team at the third party to finalize the definitive documentation which reflects the agreement in principle that was previously agreed to. The Company undertakes to update its disclosure in future filings to disclose the status of the agreement mentioned in this Form 8-K and the reasons for the delay in executing the final agreement.

We hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (360) 752-1982 or Marc J. Ross, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Doug Bathauer

Doug Bathauer
Chief Executive Officer

cc:	Marc J. Ross, Sichenzia Ross Friedman Ference LLP